FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 27, 2012

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 27, 2012 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Allen Kan, Director ir@aseglobal.com Clare Lin, Senior Director (US Contact) clare.lin@aseus.com Tel: + 1.408.636.9524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2012

Taipei, Taiwan, R.O.C., April 27, 2012 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenue1 of NT$43,101 million for the first quarter of 2012 (1Q12), down by 6% year-over-year and down by 7% sequentially.  Net income for the quarter totaled NT$2,056 million, down from a net income of NT$3,974 million in 1Q11 and down from a net income of NT$2,639 million in 4Q11.  Diluted earnings per share for the quarter were NT$0.31 (or US$0.052 per ADS), compared to diluted earnings per share of NT$0.58 for 1Q11 and NT$0.40 for 4Q11.

RESULTS OF OPERATIONS

1Q12 Results Highlights – Consolidated
●
Net revenue contribution from IC packaging operations, testing operations, EMS operations, substrates sold to third parties and others was NT$23,531 million, NT$5,077 million, NT$13,889 million, NT$553 million and NT$51 million, respectively, and each represented approximately 55%, 12%, 32%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$35,913 million, down by 4% year-over-year and down from NT$37,915 million in the same period last year.

-	Raw material cost totaled NT$20,101 million during the quarter, representing 47% of total net revenue, compared with NT$21,570 million and 47% of total net revenue in the previous quarter.

-	Labor cost totaled NT$5,571 million during the quarter, representing 13% of total net revenue, compared with NT$5,735 million and 12% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,307 million during the quarter, down by 0.4% year-over-year and down by 3% sequentially.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	Gross margin decreased 1.6 percentage points to 16.7% in 1Q12 from 18.3% in 4Q11.
●
Total operating expenses during 1Q12 were NT$4,342 million, including NT$1,758 million in R&D and NT$2,584 million in SG&A, compared with total operating expenses of NT$4,974 million in 4Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 10%, up from 9% in 1Q11 and down from 11% in 4Q12.

●	Operating income for the quarter totaled NT$2,846 million, down from NT$3,501 million in the previous quarter. Operating margin was 6.6% in 1Q12 compared to 7.5% in 4Q11.
●	In terms of non-operating items:

-	Net interest expense was NT$391 million, down from NT$404 million a quarter ago.

-	Net foreign exchange gain of NT$506 million was primarily attributable to the depreciation of the U.S. dollar against N.T. dollar and depreciation of the U.S. dollar against Renminbi (“RMB”).

-	Loss on equity-method investments of NT$9 million was primarily attributable to our investment on Hung Ching Development & Construction Co.

-	Loss on valuation of financial assets and liabilities was NT$426 million.

-
Other net non-operating income of NT$57 million were primarily related to miscellaneous income.  Total non-operating expenses for the quarter were NT$263 million, compared to total non-operating income of NT$709 million for 1Q11 and total non-operating expenses of NT$549 million for 4Q11.

●
Income before tax was NT$2,583 million for 1Q12, compared to NT$2,952 million in the previous quarter.  We recorded income tax expense of NT$465 million during the quarter, compared to NT$340 million in 4Q11.

●	In 1Q12, net income was NT$2,056 million, compared to net income of NT$3,974 million for 1Q11 and net income of NT$2,639 million for 4Q11.
●
Our total number of shares outstanding at the end of the quarter was 6,655,092,732, including treasury stock owned by our subsidiaries. Our 1Q12 diluted earnings per share of NT$0.31 (or US$0.052 per ADS) were based on 6,650,273,264 weighted average number of shares outstanding in 1Q12.

1Q12 Results Highlights – IC ATM2
●
Net revenue from IC ATM was NT$29,236 million for the first quarter of 2012, down 5% year-over-year and down 8% sequentially.  Net revenue contribution from IC packaging operations, testing operations, EMS operations, and substrates sold to third parties was NT$23,542 million, NT$5,077 million, NT$64 million and NT$553 million, respectively, and each represented approximately 81%, 17%, 0% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$23,580 million, down by 1% year-over-year and down by 6% sequentially.

-	Raw material cost totaled NT$9,242 million during the quarter, representing 32% of total net revenue, compared with NT$10,215 million and 32% of total net revenue in the previous quarter.

-	Labor cost totaled NT$4,994 million during the quarter, representing 17% of total net revenue, compared with NT$5,131 million and 16% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$4,991 million during the quarter, down by 0.3% year-over-year and down by 4% sequentially.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●	Gross margin decreased 2.0 percentage points to 19.3% in 1Q12 from 21.3% in 4Q11.
●
Total operating expenses during 1Q12 were NT$3,232 million, including NT$1,322 million in R&D and NT$1,910 million in SG&A, compared with total operating expenses of NT$3,634 million in 4Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 11%, up from 10% in 1Q11 and remained the same as 4Q11.

●	Operating income for the quarter totaled NT$2,424 million, down from NT$3,156 million in the previous quarter. Operating margin was 8.3% in 1Q12 compared to 9.9% in 4Q11.

1Q12 Results Highlights – EMS
●	Net revenue contribution from EMS operations was NT$13,825 million, down by 8% year-over-year and down by 4% sequentially.
●	Cost of revenues was NT$12,192 million, down by 9% year-over-year and down by 4% sequentially.

-	Raw material cost totaled NT$10,869 million during the quarter, representing 79% of total net revenue, compared with NT$11,368 million and 79% of total net revenue in the previous quarter.

-	Labor cost totaled NT$578 million during the quarter, representing 4% of total net revenue, compared with NT$603 million and 4% of total net revenue in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$192 million during the quarter, down by 1% year-over-year and remained the same sequentially.

●	Gross margin decreased to 11.8% in 1Q12 from 12.3% in 4Q11.
●
Total operating expenses during 1Q12 were NT$1,074 million, including NT$442 million in R&D and NT$632 million in SG&A, compared with total operating expenses of NT$1,295 million in 4Q11.  Total operating expenses as a percentage of net revenue for the current quarter were 8%, up from 7% in 1Q11 and down from 9% in 4Q11.

●	Operating income for the quarter totaled NT$559 million, up from NT$485 million in the previous quarter. Operating margin increased to 4.0% in 1Q12 from 3.4% in 4Q11.

LIQUIDITY AND CAPITAL RESOURCES
●	As of March 31, 2012, our cash and current financial assets totaled NT$30,906 million, compared to NT$25,268 million as of December 31, 2011.
●	Capital expenditures in 1Q12 totaled US$156 million, of which US$106 million was used for IC packaging, US$39 million for testing, US$9 million for EMS and US$2 million for interconnect materials.
●
As of March 31, 2012, we had total bank debt of NT$78,226 million, compared to NT$76,593 million as of December 31, 2011.  Total bank debt consisted of NT$29,390 million of revolving working capital loans, NT$3,795 million of the current portion of long-term debt, and NT$45,041 million of long-term debt.  Total unused credit lines amounted to NT$94,382 million.

●	Current ratio as of March 31, 2012 was 1.33, compared to 1.35 as of December 31, 2011. Net debt to equity ratio was 0.44 as of March 31, 2012.
●	Total number of employees was 51,792 as of March 31, 2012, compared to 49,173 as of March 31, 2011 and 51,411 as of December 31, 2011.

BUSINESS REVIEW

IC Packaging Operations3
●
Net revenues generated from our IC packaging operations were NT$23,542 million during the quarter, down by NT$1,299 million, or by 5% year-over-year, and down by NT$2,015 million, or by 8% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 80% of total IC packaging net revenues during the quarter, down by one percentage point from the previous quarter.
●	Gross margin for our IC packaging operations during the quarter was 17.1%, down by 2.9 percentage points year-over-year and down by 1.5 percentage points from the previous quarter.
●
Capital expenditures for our IC packaging operations amounted to US$106 million during the quarter, of which US$59 million was used for wirebonding packaging capacity and US$47 million for wafer bumping and flip chip packaging equipment.

●	As of March 31, 2012, there were 13,911 wirebonders in operation. 408 wirebonders were added and 343 wirebonders were disposed of during the quarter.
●	Net revenues from flip chip packages and wafer bumping services accounted for 24% of total packaging net revenues, which remained the same as the previous quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$5,077 million, down by NT$273 million, or by 5% year-over-year, and down by NT$526 million, or by 9% sequentially.
●
Final testing contributed 82% to total testing net revenues, down by 2 percentage points from the previous quarter.  Wafer sort contributed 16% to total testing net revenues, up by 2 percentage points from the previous quarter.  Engineering testing contributed 2% to total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,576 million, down from NT$1,761 million in 1Q11 and down from NT$1,644 million in 4Q11.
●	In 1Q12, gross margin for our testing operations was 29.5%, down by 1.4 percentage points year-over-year and down by 4.2 percentage points from the previous quarter.
●	Capital spending on our testing operations amounted to US$39 million during the quarter.
●	As of March 31, 2012, there were 2,628 testers in operation. 109 testers were added and 66 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$13,825 million, down by NT$1,270 million, or by 8% year-over-year, and down by NT$622 million, or by 4% sequentially.
●
Communications products contributed 39% to total EMS net revenues, up by 2 percentage points from the previous quarter.  Computing products contributed 22% to total EMS net revenues, down by 2 percentage points from the previous quarter.  Consumer products contributed 14% to total EMS net revenues, down by one percentage point from the previous quarter.  Industrial products contributed 15% to total EMS net revenues, which remained the same as the previous quarter.   Car products contributed 10% to total EMS net revenues, up by one percentage point from the previous quarter.

●	In 1Q12, gross margin for our EMS operations was 11.8%, up by 0.9 percentage point year-over-year and down by 0.5 percentage point from the previous quarter.
●	Capital spending on our EMS operations amounted to US$9 million during the quarter.

3 IC packaging services include module assembly services.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$1,652 million during the quarter, down by NT$518 million, or by 24% year-over-year, and down by NT$160 million, or by 9% from the previous quarter. Of the total output of NT$1,652 million, NT$553 million was from sales to external customers.

●	Gross margin for substrate operations was 5.5% during the quarter, down by 12.7 percentage points year-over-year and down by 2.8 percentage points from the previous quarter.
●	In 1Q12, our internal substrate manufacturing operations supplied 26% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS
●
Our five largest customers together accounted for approximately 35% of our total net revenues in 1Q12, compared to 29% in 1Q11 and 37% in 4Q11.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 50% of our total net revenues during the quarter, compared to 46% in 1Q11 and 51% in 4Q11.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 34% of our total net revenues during the quarter, compared to 43% in 1Q11 and 33% in 4Q11.

EMS BASIS
●
Our five largest customers together accounted for approximately 63% of our total net revenues in 1Q12, compared to 62% in 1Q11 and 58% in 4Q11.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 82% of our total net revenues during the quarter, compared to 80% in 1Q11 and 81% in 4Q11.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., MediaTek Inc., NEC Electronics Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc. and STMicroelectronics N.V.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this presentation.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this presentation.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2011 Annual Report on Form 20-F filed on April 20, 2012.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	1Q/12	4Q/11	1Q/11
Net Revenues	29,236	31,908	30,879
Revenues by End Application
Communications	51%	56%	49%
Computers	11%	12%	16%
Automotive and Consumer	37%	32%	35%
Others	1%	0%	0%
Revenues by Region
North America	58%	58%	51%
Europe	11%	12%	13%
Taiwan	19%	20%	20%
Japan	5%	5%	8%
Other Asia	7%	5%	8%

IC Packaging Operations
Amounts in NT$ Millions	1Q/12	4Q/11	1Q/11
Net Revenues	23,542	25,557	24,841
Revenues by Packaging Type
Advanced substrate & leadframe based	80%	81%	83%
Traditional leadframe based	10%	8%	9%
Module assembly	6%	6%	4%
Others	4%	5%	4%
Capacity
CapEx (US$ Millions)*	106	81	115
Number of Wirebonders	13,911	13,846	11,604

Testing Operations
Amounts in NT$ Millions	1Q/12	4Q/11	1Q/11
Net Revenues	5,077	5,603	5,350
Revenues by Testing Type
Final test	82%	84%	86%
Wafer sort	16%	14%	12%
Engineering test	2%	2%	2%
Capacity
CapEx (US$ Millions)*	39	48	32
Number of Testers	2,628	2,585	2,229

EMS Operations
Amounts in NT$ Millions	1Q/12	4Q/11	1Q/11
Net Revenues	13,825	14,447	15,095
Revenues by End Application
Communications	39%	37%	41%
Computing	22%	24%	22%
Consumer	14%	15%	18%
Industrial	15%	15%	10%
Car	10%	9%	8%
Others	0%	0%	1%
Capacity
CapEx (US$ Millions)*	9	8	3
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2012	Dec. 31 2011	Mar. 31 2011
Net revenues:
IC Packaging	23,531	25,543	24,812
Testing	5,077	5,603	5,339
Direct Material	553	668	688
EMS	13,889	14,527	15,095
Others	51	49	71
Total net revenues	43,101	46,390	46,005

Cost of revenues	(35,913)	(37,915)	(37,347)
Gross profit	7,188	8,475	8,658

Operating expenses:
Research and development	(1,758)	(1,954)	(1,631)
Selling, general and administrative	(2,584)	(3,020)	(2,640)
Total operating expenses	(4,342)	(4,974)	(4,271)
Operating income (loss)	2,846	3,501	4,387

Net non-operating (expenses) income:
Interest expense - net	(391)	(404)	(276)
Foreign exchange gain (loss)	506	348	(27)
Gain (loss) on equity-method investments	(9)	(25)	132
Gain (loss) on valuation of financial assets and Liabilities	(426)	(72)	169
Others	57	(396)	711
Total non-operating (expenses) income	(263)	(549)	709
Income (loss) before tax	2,583	2,952	5,096

Income tax benefit (expense)	(465)	(340)	(963)
(Loss) income from continuing operations and before minority interest	2,118	2,612	4,133
Minority interest	(62)	27	(159)

Net income (loss)	2,056	2,639	3,974

Per share data:
Earnings (losses) per share
– Basic	NT$0.32	NT$0.40	NT$0.60
– Diluted	NT$0.31	NT$0.40	NT$0.58

Earnings (losses) per equivalent ADS
– Basic	US$0.053	US$0.067	US$0.102
– Diluted	US$0.052	US$0.066	US$0.100

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,650,273	6,589,701	6,794,108

Exchange rate (NT$ per US$1)	29.74	30.24	29.29

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data – IC ATM
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2012	Dec. 31 2011	Mar. 31 2011
Net revenues:
IC Packaging	23,542	25,557	24,841
Testing	5,077	5,603	5,350
Direct Material	553	668	688
EMS	64	80	-
Total net revenues	29,236	31,908	30,879

Cost of revenues	(23,580)	(25,118)	(23,784)
Gross profit	5,656	6,790	7,095

Operating expenses:
Research and development	(1,322)	(1,494)	(1,233)
Selling, general and administrative	(1,910)	(2,140)	(1,892)
Total operating expenses	(3,232)	(3,634)	(3,125)
Operating income (loss)	2,424	3,156	3,970

Net non-operating (expenses) income:
Interest expense - net	(354)	(346)	(268)
Foreign exchange gain (loss)	480	301	(11)
Gain (loss) on equity-method investments	307	369	315
Gain (loss) on valuation of financial assets and liabilities	(423)	(84)	180
Others	(11)	(459)	588
Total non-operating (expenses) income	(1)	(219)	804
Income (loss) before tax	2,423	2,937	4,774

Income tax benefit (expense)	(356)	(329)	(645)
(Loss) income from continuing operations and before minority interest	2,067	2,608	4,129
Minority interest	(11)	31	(155)

Net income (loss)	2,056	2,639	3,974

Per share data:
Earnings (losses) per share
– Basic	NT$0.32	NT$0.40	NT$0.60
– Diluted	NT$0.31	NT$0.40	NT$0.58

Number of weighted average shares used in diluted EPS calculation (in thousands)	6,650,273	6,589,701	6,794,108

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Income Statements Data – EMS
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2012	Dec. 31 2011	Mar. 31 2011
Net revenues:
Total net revenues	13,825	14,447	15,095

Cost of revenues	(12,192)	(12,667)	(13,447)
Gross profit	1,633	1,780	1,648

Operating expenses:
Research and development	(442)	(467)	(398)
Selling, general and administrative	(632)	(828)	(703)
Total operating expenses	(1,074)	(1,295)	(1,101)
Operating income (loss)	559	485	547

Net non-operating (expenses) income:
Total non-operating (expenses) income	84	115	93
Income (loss) before tax	643	600	640

Income tax benefit (expense)	(105)	(7)	(295)
(Loss) income from continuing operations and before minority interest	538	593	345
Minority interest	(52)	(6)	(3)

Net income (loss)	486	587	342

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data – Actual Basis
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2012	As of Dec. 31, 2011

Current assets:
Cash and cash equivalents	30,307	24,422
Financial assets – current	599	846
Notes and accounts receivable	29,237	30,476
Inventories	28,957	30,070
Others	4,873	4,318
Total current assets	93,973	90,132

Financial assets – non current	2,342	2,221
Properties – net	111,429	111,779
Intangible assets	15,550	15,772
Others	3,716	3,974
Total assets	227,010	223,878

Current liabilities:
Short-term debts – revolving credit	29,390	22,965
Current portion of long-term debts	3,795	3,461
Notes and accounts payable	19,531	21,192
Others	18,099	19,143
Total current liabilities	70,815	66,761

Long-term debts	45,041	50,167
Other liabilities	4,548	4,667
Total liabilities	120,404	121,595

Minority interest	2,606	1,113

Shareholders’ equity	104,000	101,170
Total liabilities & shareholders’ equity	227,010	223,878

Current Ratio	1.33	1.35
Net Debt to Equity	0.44	0.50

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2012	As of Dec. 31, 2011

Current assets:
Cash and cash equivalents	14,088	10,125
Financial assets – current	45	50
Notes and accounts receivable	10,604	11,958
Inventories	5,934	6,626
Others	3,731	3,658
Total current assets	34,402	32,417

Financial assets – non current	427	441
Properties – net	4,759	4,845
Intangible assets	190	202
Others	650	697
Total assets	40,428	38,602

Current liabilities:
Short-term debts – revolving credit	4,403	4,409
Current portion of long-term debts	570	559
Notes and accounts payable	9,707	11,090
Others	2,666	2,637
Total current liabilities	17,346	18,695

Long-term debts	2,152	2,753
Other liabilities	505	512
Total liabilities	20,003	21,960

Minority interest	1,606	101

Shareholders’ equity	18,819	16,541
Total liabilities & shareholders’ equity	40,428	38,602